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                                                                    EXHIBIT 99.2

                            N E W S   R E L E A S E
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FOR IMMEDIATE RELEASE                         CONTACT:   WILLIAM CARL DREW
                                                         CHIEF FINANCIAL OFFICER
                                                         (305) 670-7696


                 POLLO TROPICAL RECEIVES LAWSUIT IN RESPONSE TO
                   GOING PRIVATE BUYOUT OFFER FROM CO-FOUNDER



MIAMI, Fla. (Mar. 19, 1998) - Pollo Tropical, Inc., (Nasdaq/NM:POYO) announced today that a lawsuit has been instituted by purported shareholders of the Company alleging a breach of fiduciary duties and seeking damages and other relief in response to the Company's announcement that it had received a proposal from Larry J. Harris, the co-founder and Chief Executive Officer of the Company, for the merger of the Company, pursuant to which the public shareholders of the Company would receive $10.00 per share in cash.

     As previously reported, the Board of Directors of the Company has established a special committee to evaluate and consider the proposal. The special committee has not, to date, responded to the going private proposal.

     Pollo Tropical, Inc., headquartered in Miami, owns and operates 36, and franchises 17, quick-service restaurants featuring grilled fresh chicken marinated in a proprietary blend of tropical fruit juices and spices and authentic "made from scratch" side dishes served in an inviting tropical setting.



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